SECU[illegible] 05037746 [illegible]ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46958

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KGW CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hampton Close
(No. and Street)

Westhampton Beach	NY	11978
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth G. Walker — 631-288-3562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg, Neuwirth & Kuchner
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, 16th Floor	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

FEB 28 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth G. Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KGW Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET K. TRINGLE
Notary Public - State of New York
No. 01TR6083493
Qualified in New York County
My Commission Expires Nov. 18, 2006

Margaret K. Tringle
Notary Public

Kenneth G. Walker
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KGW CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AND INDEPENDENT AUDITORS' REPORT

KGW CAPITAL CORPORATION

Financial Statements and Supplementary Schedules

For the Years Ended December 31, 2004 and 2003

And Independent Auditors' Report

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
KGW Capital Corporation
Westhampton Beach, New York

We have audited the accompanying balance sheets of KGW Capital Corporation as of December 31, 2004 and 2003, and the related statements of operations and retained earnings and changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KGW Capital Corporation as of December 31, 2004 and 2003, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Neuwirth Kuchner

February 4, 2005

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SEVEN PENN PLAZA ◦ NEW YORK, NEW YORK 10001 ◦ TEL (212) 330-6000 ◦ FAX (212) 643-1951

KGW CAPITAL CORPORATION

BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 66,236	$ 53,505
Investments (Note 2)	20,250	24,525
TOTAL ASSETS	$ 86,486	$ 78,030
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accrued expenses	$ 2,350	$ 1,950
Accrued taxes	300	300
TOTAL LIABILITIES	2,650	2,250
STOCKHOLDERS' EQUITY:		
Common stock, no par value (3,000 shares authorized 1,000 shares issued and outstanding)	1,000	1,000
Additional paid in capital	40,500	40,500
Retained earnings	42,336	34,280
TOTAL STOCKHOLDERS' EQUITY	83,836	75,780
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 86,486	$ 78,030

See notes to financial statements

KGW CAPITAL CORPORATION

STATEMENTS OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY

	Years Ended December 31, 2004	2003
Revenues:		
Fee income	$ 286,000	$ 361,000
Interest income	1,033	406
Realized and unrealized loss on securities	(4,275)	(5,575)
Total Revenues	282,758	355,831
Expenses:		
Accounting fees	2,750	1,950
NASD fees	1,080	901
Consulting (Shareholder)	270,000	325,000
Corporate franchise fees	360	350
Telephone and other	512	636
Total Expenses	274,702	328,837
NET INCOME	8,056	26,994
Total Stockholder's Equity, Beginning of year	75,780	48,786
Total Stockholder's Equity, End of year	$ 83,836	$ 75,780

See notes to financial statements.

KGW CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2004	Years Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 286,000	$ 361,000
Interest received	1,033	406
Cash paid for services and expenses	(274,302)	(328,955)
Net increase in cash	12,731	32,451
Cash, beginning of year	53,505	21,054
Cash, end of year	$ 66,236	$ 53,505
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 8,056	$ 26,994
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized and unrealized loss on investments	4,275	5,575
Increase (decrease) in accrued expenses	400	(118)
Net cash provided by operating activities	$ 12,731	$ 32,451

See notes to financial statements.

KGW CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KGW Capital Corporation (the "Company") was organized on January 19, 1994 under the laws of the State of Delaware. Since December 21, 1994 the Company has been in the business of acting as a registered broker-dealer.

Accounting method

Revenue is recognized when earned and expenses are recognized when they are incurred.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected under Internal Revenue Code Section 1362(a) and under Section 660 of Article 22 of the New York State law to be taxed as a small business corporation whereby income is taxed directly to the stockholders. Therefore, no provision or benefit for income taxes has been included in these financial statements.

2. INVESTMENTS

This represents 1,000 shares of common stock and 1,500 warrants of the Nasdaq Stock Market, Inc. (NASDAQ) acquired in a private placement issue.

The stock is recorded at its estimated fair market valuation. However, the warrants are not publicly traded as of December 31, 2004 and there is no ascertainable market value. The value of the warrants is reflected at cost.

SEC rule 15c3-1(c) (vii) prohibits the use of non-marketable securities to satisfy net capital requirements.

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c-1) of the Securities and Exchange Commission. Rule 15c3-3 requires the maintenance of a "minimum net capital" and prohibits the Company from engaging in any security transaction whenever its "aggregate indebtedness" exceeds fifteen times its "net capital", as defined. At December 31, 2004 and 2003 the Company had a net capital of $72,256 and $59,287 respectively, which exceeded required net capital by $67,256 and $54,287, respectively. The Company's net capital ratios were 0.037:1 and 0.038:1 for 2004 and 2003, respectively.

4. CONCENTRATIONS

Financial instruments which potentially subject the Company to a concentration of credit risk are money market accounts and checking accounts with major financial institutions. These financial institutions have strong credit ratings and management believes that credit risk related to those accounts are minimal.

Fee income was earned from two clients in 2004 and 2003.

SUPPLEMENTARY SCHEDULES

KGW CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31, 2004	Years Ended December 31, 2003
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 2,650	$ 2,250
Net capital:		
Stockholder's equity from balance sheets	83,836	75,780
Haircuts:		
NASDAQ stock/warrants	(11,580)	(16,493)
NET CAPITAL	$ 72,256	$ 59,287
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $2,650 and $2,250, respectively)	$ 177	$ 150
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	67,256	54,287
Excess net capital at 1,000%	$ 71,991	$ 59,062
Ratio:		
Aggregate indebtedness to net capital	0.037:1	0.038:1

Note: There are no differences between the above computation and the computation of net capital as of December 31, 2004 and 2003 previously filed by KGW Corporation on Form X-174A-5.

See notes to financial statements

KGW CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2004

KGW Capital Corporation does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Neuwirth Kuchner

New York, New York
February 4, 2005